UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

INVESTVIEW, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46183W 101

(CUSIP Number)

DBR Capital, LLC
1645 Kecks Road
Breinigsville, PA 18031
Tel: 484-223-0501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46183W 101	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS DBR Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 159,090,909 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 159,090,909 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,090,909 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Evidenced by (i) a Convertible Secured Promissory Notes of Investview, Inc. (the “Issuer”) with an aggregate principal amount of $1,300,000 and (ii) a Convertible Secured Promissory Note of the Issuer with an aggregate principal amount of $700,000 (together, the “Notes”). The Notes are convertible from time to time, at the option of the holder thereof or, if certain conditions are met, the Issuer, into a number of shares of common stock of the Issuer (the “Common Stock”), equal to the Conversion Amount divided by the applicable Conversion Price. “Conversion Amount” means the sum of (1) the principal amount of the Notes to be converted in the conversion plus (2) accrued and unpaid interest, if any, on such principal amount at the interest rates provided in the Notes on the date of conversion, plus (3) default interest, if any, on the amounts referred to in the immediately preceding clauses (1) and/or (2). “Conversion Price” initially equals $0.012571428571429 per share of Common Stock and is subject to adjustment as set forth in the Notes. See Items 1 and 6 below.
(2)	This percentage is calculated based upon 3,013,490,408 shares of Common Stock outstanding as disclosed in Amendment No. 1 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on March 3, 2020.

Item 1. Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Investview, Inc., a Nevada corporation (the “Issuer”), with its principal offices located at 234 Industrial Way West, Suite A202, Eatontown, NJ 07724. The Common Stock is quoted on the OTCQB market under the symbol “INVU.”

On May 27, 2020, DBR Capital, LLC, a Pennsylvania limited liability company (“DBR Capital” or the “Reporting Person”), purchased a $700,000 Convertible Secured Promissory Note of the Issuer (the “$700,000 Note”) pursuant to a Securities Purchase Agreement, dated April 27, 2020, by and among the Issuer and DBR Capital (the “Purchase Agreement”). DBR Capital previously purchased a $1,300,000 Convertible Secured Promissory Note of the Issuer pursuant to the Purchase Agreement on April 27, 2020 (the “$1,300,000 Note” and together, with the $700,000 Note, the “Notes”). The Notes are convertible from time to time, at the option of the holder thereof or, if certain conditions are met, the Issuer, into a number of shares of Common Stock, equal to the Conversion Amount divided by the applicable Conversion Price. “Conversion Amount” means the sum of (1) the principal amount of the Notes to be converted in the conversion plus (2) accrued and unpaid interest, if any, on such principal amount at the interest rates provided in the Notes on the date of conversion, plus (3) default interest, if any, on the amounts referred to in the immediately preceding clauses (1) and/or (2). “Conversion Price” initially equals $0.012571428571429 per share of Common Stock and is subject to adjustment as set forth in the Notes.

Item 2. Identity and Background

(a) This Statement is being filed by DBR Capital. The principal business of the Reporting Person is acting as a family office private equity firm.

(b) - (c) The Reporting Person’s principal offices at 1645 Kecks Road, Breinigsville, PA 18031.

(d) - (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On April 27, 2020, the Reporting Person purchased the $1,300,000 Note. On May 27, 2020, Reporting Person purchased the $700,000 Note. The purchases of the Notes were funded through personal funds of the Reporting Person.

Item 4. Purpose of Transaction

The Issuer entered into the Purchase Agreement with DBR Capital pursuant to which the purchase of the Notes was consummated as further discussed below under Item 6. The Reporting Person acquired the Notes for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business. The information set forth or incorporated in Items 1, 5 and 6 of this Statement is incorporated by reference in its entirety into this Item 4.

Except as set forth in this Statement, the Reporting Person have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors (the “Board”) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) - (b) As of the date of this filing, as discussed in Item 1 of this Statement, which is hereby incorporated by reference in its entirety into this Item 5, the Reporting Person may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, to be the beneficial owner of 159,090,909 shares of Common Stock issuable upon conversion of the Notes that may be attributable to the Reporting Person. Based upon information disclosed in Amendment No. 1 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on March 3, 2020, such shares of Common Stock deemed to be beneficially owned by the Reporting Person constitute approximately 5.0% of the outstanding shares of Common Stock.

(c) The information set forth or incorporated in Items 1, 4 and 6 of this Statement is incorporated by reference in its entirety into this Item 5(c).

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Securities Purchase Agreement

On April 27, 2020, the Issuer entered into the Purchase Agreement with DBR Capital. Pursuant to the terms of the Purchase Agreement, DBR Capital purchased the $1,300,000 Note on April 27, 2020 and the $700,000 Note on May 27, 2020. Subject to certain conditions set forth in the Purchase Agreement, DBR has agreed to purchase a $9,000,000 convertible secured promissory note from the Issuer on or before October 31, 2020. In addition, pursuant to the terms of the Purchase Agreement, the Issuer intends to create a new broker-dealer subsidiary and sell a portion of the equity of that subsidiary to DBR Capital in exchange for the rights to certain proprietary software and other intellectual property owned by DBR Capital.

The Notes issued on April 27, 2020 and May 27, 2020 were offered and sold pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder.

Investor Rights Agreement

In connection with the Purchase Agreement, the Issuer and DBR Capital also entered into an Investor Rights Agreement on April 27, 2020 (the “Investor Rights Agreement”). Pursuant to the terms of the Investor Rights Agreement, the Issuer agreed to file a registration statement with the Securities and Exchange Commission to register the resale of shares of Common Stock issuable to DBR Capital upon conversion of the convertible promissory notes issued pursuant to the Purchase Agreement. Pursuant to the Investor Rights Agreement, DBR Capital is also entitled to a right of first offer in the event the Issuer proposes to offer or sell new securities in subsequent transactions.

Voting Agreement and Lock-Up Agreements

The Issuer, DBR Capital and certain stockholders of the Issuer also entered into a Voting Agreement on April 27, 2020 (the “Voting Agreement”). Under the Voting Agreement, the Issuer’s stockholders agreed to reduce the size of the Issuer’s Board from seven to five members and to elect two directors designated by DBR Capital to the Board. DBR Capital’s right to designate two directors for election will continue for as long as DBR Capital holds the Notes or any other securities issued by the Issuer. If the Issuer is in default under any of the convertible promissory notes, the Issuer’s stockholders agreed to vote for designees of DBR Capital for all five positions on the Issuer’s board of directors.

In connection with the Voting Agreement, the Board amended the Issuer’s bylaws to provide that the size of the Board shall be as set forth in the Voting Agreement as long as the Voting Agreements remains effective. In addition, the bylaws were further amended to provide that any vacancy on the Board with respect to the directors designated under the Voting Agreement shall be filled as provided in the Voting Agreement.

In addition, certain of the Issuer’s stockholders entered into lock-up agreements (the “Lock-Up Agreements”). Pursuant to the terms of the Lock-Up Agreements, the stockholders agreed not to sell any of their Common Stock until the earlier of April 25, 2022, or when certain trading price and volume benchmarks are met.

Qualified By the Documents

The foregoing descriptions of the Purchase Agreement, Investor Rights Agreement, Voting Agreement, Lock-Up Agreement and the Notes (collectively, the “Documents”) are qualified in their entirety by reference to the full text of the Documents, which are filed as Exhibits 1, 2, 3, 4 and 5, respectively, to this Statement and incorporated herein by reference in their entirety.

Other than as described in this Statement, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Materials to Be Filed as Exhibits

Exhibit	Description

1.	Securities Purchase and Exchange Agreement, dated April 27, 2020, between Investview, Inc. and DBR Capital, LLC (incorporated by reference to Exhibit 10.59 to the Form 8-K filed by Investview, Inc. on April 30, 2020).

2.	Investor Rights Agreement, dated as of April 27, 2020, between Investview, Inc. and DBR Capital, LLC (incorporated by reference to Exhibit 10.62 to the Form 8-K filed by Investview, Inc. on April 30, 2020).

3.	Voting Rights Agreement, dated as of April 27, 2020, among certain stockholders of Investview, Inc. and DBR Capital, LLC (incorporated by reference to Exhibit 10.60 to the Form 8-K filed by Investview, Inc. on April 30, 2020).

4	Lock-up Agreement between certain Investview, Inc., stockholders and DBR Capital, LLC dated as of April 27, 2020 (incorporated by reference to Exhibit 10.61 to the Form 8-K filed by Investview, Inc. on April 30, 2020).

5.	Convertible Secured Promissory Note, dated as of April 27, 2020, by Investview, Inc. and DBR Capital, LLC (incorporated by reference to Exhibit 10.63 to the Form 8-K filed by Investview, Inc. on April 30, 2020).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2020

DBR CAPITAL, LLC

By:	/s/ David B. Rothrock
Name:	David B. Rothrock
Title:	Managing Member Executive